[Sprott Asset Management LP Letterhead]

October 15, 2015

Via EDGAR
Mellissa Campbell Duru
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Central GoldTrust
Schedule TO-T/A (File No. 005-87886)
File No. 005-87886
Communications Filed Pursuant to Rule 425 (File No. 001-32934)
by Sprott Asset Management LP on October 2, 2015

In connection with the response submitted on behalf of Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. (the “Gold G.P.”) and Sprott Physical Gold Trust (the “Trust”), on October 14, 2015 relating to the above-referenced Schedule TO and amendments to Schedule TO, and the communications filed pursuant to Rule 425, the Manager, the Gold Offeror, the Gold G.P. and the Trust hereby acknowledge that:

1.              the Manager, the Gold Offeror, the Gold G.P. and the Trust are responsible for the adequacy and accuracy of the disclosure in the filings;

2.              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.              the Manager, the Gold Offeror or the Gold G.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SPROTT ASSET MANAGEMENT LP

/s/ John Wilson
Name:	John Wilson
Title:	Chief Executive Officer

SPROTT ASSET MANAGEMENT GOLD BID LP

/s/ John Wilson
Name:	John Wilson
Title:	President

SPROTT ASSET MANAGEMENT GOLD BID GP INC.

/s/ John Wilson
Name:	John Wilson
Title:	President

SPROTT PHYSICAL GOLD TRUST

/s/ John Wilson
Name:	John Wilson
Title:	Chief Executive Officer